UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ______________

Commission File Number 001-14273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
6316 Windfern Road
Houston, Texas 77040

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Core Laboratories N.V.
Strawinskylaan 913
Tower A, Level 9
1077 XX Amsterdam
The Netherlands

REQUIRED INFORMATION

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.

ITEM 4. As permitted by the U.S. Securities and Exchange Commission Rules, Items 1, 2, and 3 of this Annual Report on Form 11-K have been omitted, and the following financial statements of the Plan, notes to such financial statements, and the Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report in accordance with ERISA reporting requirements:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015

(c)	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016

(d)	Notes to Financial Statements as of December 31, 2016 and 2015

(e)	Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2016

The Independent Registered Public Accounting Firm's Consent to the incorporation by reference of these financial statements in the Registration Statement on Form S-8 (No. 333-73772, 333-73774), which pertains to the Core Laboratories Profit Sharing and Retirement Plan, is being filed as Exhibit 23.1 to this Annual Report on Form 11-K.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
DECEMBER 31, 2016 and 2015

INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Page

Report of Independent Registered Public Accounting Firm - Ham, Langston & Brezina, L.L.P.	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2016	3

Notes to Financial Statements	4

Supplemental Schedule:*

Schedule of Assets (Held at End of Year) as of December 31, 2016	12

Signature	13

Index to Exhibits:
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina, L.L.P.	15

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because the schedules are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the Core Laboratories Profit Sharing and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Core Laboratories Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor's ("DOL”) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). This supplemental schedule is the responsibility of the Plan's management. Our procedures include determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the DOL’s Rules and Regulation’s for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 26, 2017

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS

Investments, at fair value:
Life insurance contract	$74,896	$71,329
Core Laboratories N.V. Common Stock	47,746,687	44,582,000
Investment funds	103,471,537	97,844,793
Total investments, at fair value	151,293,120	142,498,122

Investments, at contract value:
Group annuity contract	50,191,768	49,381,137

Total investments	201,484,888	191,879,259

Receivables:
Participant contributions	184,929	176,332
Employer contributions	101,649	1,606,981
Notes receivable from participants	3,010,463	2,886,546
Other	47,895	49,620

Total receivables	3,344,936	4,719,479

Total assets	204,829,824	196,598,738

LIABILITIES

Excess contributions payable	—	329,324
Other payables	15,000	14,500

Total liabilities	15,000	343,824

Net assets available for benefits	$204,814,824	$196,254,914

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$3,297,561
Net appreciation in fair value of investments	11,587,495

Total investment income	14,885,056

Contributions:
Participant	6,168,225
Employer	3,137,453
Participant rollovers	31,536

Total contributions	9,337,214

Interest income on notes receivable from Participants	123,904

Total additions	24,346,174

Deductions from net assets attributed to:
Withdrawals and retirement benefits	15,683,524
Administrative expenses	102,740

Total deductions	15,786,264

Net increase in net assets available for benefits:	8,559,910

Net assets available for benefits, beginning of year	196,254,914

Net assets available for benefits, end of year	$204,814,824

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

1.	SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") is sponsored by an entity (the "Company") wholly owned by Core Laboratories N.V. and was established, effective October 1, 1994 through its predecessor entity, Core Laboratories, Inc. The following brief description of the Plan provides only general information. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code (the "Code").

Plan Amendments

On January 1, 2015, the Plan was amended and restated to incorporate prior Plan amendments and modify the definition of disability for the Plan’s filing of the determination letter. Before the amendment, the definition of disability was that a participant would be considered totally and permanently disabled if the committee determined, based on a written medical opinion (unless waived by the committee as unnecessary), that such participant was permanently incapable of continuing his usual and customary employment with the employer for physical or mental reasons. The updated definition of disability requires a participant to be considered totally and permanently disabled if a physical or mental condition of the participant, resulting from bodily injury, disease or mental disorder, renders such participant incapable of continuing any gainful occupation and which condition constitutes total disability under the U.S. federal Social Security Acts.

Subsequently, the Plan was amended ("First Amendment") on September 15, 2015, in part to modify the eligibility for requesting a loan from the Plan effective on October 1, 2015. Prior to the amendment, non-employee Plan participants (such as terminated employees, beneficiaries and alternate payees) were permitted to request a loan from their account balance in the Plan. As a result of the First Amendment, loan requests are limited to those employees who are actively employed.

In accordance with the First Amendment, effective January 1, 2016, the Company implemented Safe Harbor Matching Contributions not to exceed 4% of the participant's eligible compensation for each payroll period. Catch-up contributions are also matched accordingly. Safe Harbor Matching Contributions are 100% vested with no allocation restrictions. However, Safe Harbor Matching Contributions are not permitted to be distributed to a participant who is taking a hardship distribution or to a participant who is under age 59 ½ taking an in-service withdrawal. The Safe Harbor Matching Contributions replaced the Employer Discretionary Matching Contributions.

Also included in the First Amendment, effective January 1, 2016, the Plan implemented a process to automatically rollover terminated participants with vested balances greater than $1,000, but less than $5,000, into an individual retirement account.

Plan Administrator and Trustee

An administrative committee appointed by the Company is the Plan Administrator, as defined under ERISA. Prudential Retirement Insurance and Annuity Company (the "Record-keeper”) and Prudential Bank and Trust FSB (the “Trustee”) have been contracted to serve as the record-keeper and the trustee of the Plan, respectively. The Trustee is the custodian of the investment fund and group annuity contract investments, Conseco is the custodian of the life insurance and Prudential Bank & Trust Company is the custodian of Core Laboratories N.V. Common Stock.

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan. Participation may commence upon the later of the eligible employee's date of hire or the date on which such employee attains the age of 21. Employees must satisfy a service requirement of 1,000 hours of service during a Plan year to be eligible to receive any employer discretionary contributions.

Contributions

The Plan allows each participant to make pre-tax contributions or after-tax Roth contributions of up to 60% of his or her compensation, as defined by the Plan, up to the statutory limit of $18,000 for 2016. The Plan also allows participants who attained age 50 before the close of the Plan year to contribute an additional "catch-up" contribution in the amount of $6,000 for 2016 as permitted under the Code. The Company makes safe harbor matching contributions equal to a designated percentage of each participant's pre-tax contributions, up to a maximum of 4% of the participant's compensation. In addition, the Company may, in its discretion, make an additional employer discretionary contribution for a Plan year with respect to each participant who has completed one year of service (as defined by the Plan) and is employed by the Company on the last day of such Plan year. During the year ended December 31, 2016, the Company made safe harbor matching contributions in accordance with the Plan provisions up to a maximum of 4% of the participants' compensation totaling $3,137,453.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's safe harbor matching contributions, allocations of any additional discretionary Company contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are generally based on participant earnings or account balances, as applicable, in accordance with the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance, as defined below.

Vesting

Participants are fully vested in their contributions, the Company's safe harbor matching contributions and related earnings or losses. Participants vest in Company matching contributions made to their account prior to December 31, 2015, discretionary contributions and the related investment earnings or losses at the rate of 20% for each completed year of service, as defined by the Plan. A participant becomes fully vested in Company contributions and related earnings/losses if such participant, while employed by the Company, becomes totally and permanently disabled, upon death, or attains normal retirement age of 65, as defined by the Plan document.

Investment Program

Participants may direct the investment of their contributions, the Company's matching and any additional discretionary contributions in any of 18 registered investment companies (investment funds), one group annuity contract and Core Laboratories N.V. Common Stock. The Plan's life insurance contract was not available during the years ended December 31, 2016 and 2015 as a participant investment option.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis with some restrictions. Participants can also choose from four Asset Allocation Models: Conservative Model; Moderate Model; Moderate Aggressive Model or Aggressive Model, each of which represents a designated blend of the available investment funds. Participants who select one of the Asset Allocation Models can also choose to invest a portion of their account balances in Core Laboratories N.V. Common Stock. For insiders, as defined by the U.S. Securities and Exchange Commission, transfers into or out of Core Laboratories N.V. Common Stock are limited to certain trading windows.

Administrative Expenses

The Plan pays substantially all administrative expenses. For the year ended December 31, 2016, expenses were comprised of approximately $62,000 for investment advisory services, $15,000 for audit fees, $13,000 for loan administration and recordkeeping fees, $11,000 for legal fees and $2,000 for other services.

Expense Offset Arrangements

Fees incurred by the Plan for the investment management services and recordkeeping are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment.

Notes Receivable from Participants

The Plan permits eligible participants to borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balances in the Plan. Notes receivable bore interest ranging from 4.25% to 4.50% for the year ended December 31, 2016. Notes receivable are repaid through payroll deductions over a period not to exceed five years and are collateralized by the vested balance in the participant's account and are calculated on a fully amortized basis.

Payment of Benefits and Forfeitures

Upon termination of employment, death, disability, or retirement, a participant, or the participant's estate in the case of death, may elect to receive a distribution equal to the participant's vested interest in his or her Plan account balance. A participant may elect an in-kind distribution of the portion of his or her vested account balance that is invested in Core Laboratories N.V. Common Stock.

A participant may make an in-service withdrawal from his or her vested account balance at age 59 1/2 or later. Subject to satisfying the applicable requirements of the Code, a participant also may make an in-service withdrawal from his or her pre-tax contributions in the event of financial hardship, although such participant will be suspended from making additional pre-tax contributions to the Plan for a period of six months. A participant can withdraw his or her rollover contributions, if any, from the Plan without being suspended from making additional pre-tax contributions to the Plan.

Prior to age 59 1/2, a participant may elect an in-service distribution of an amount not exceeding the then value of the participant's vested interest, as defined by the Plan document, in the participant's employer contributions, subject to the following limitations: (a) the participant must have been a participant in the Plan for at least five years; and (b) the amount available for such in-service distribution must be an eligible rollover distribution.

Upon a participant's termination of employment, any unvested Company contributions and the related investment earnings or losses will be forfeited. Subject to certain conditions, a participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored.

Forfeitures, net of amounts restored, may be used to reduce future Company contributions under the Plan or to pay Plan expenses. Forfeitures of $239,501 and $15,875 were available to reduce future Company contributions or to pay Plan expenses, at December 31, 2016 and 2015, respectively.

Excess Contributions Payable

Excess contributions payable represents an amount withheld from participants in excess of Code limitations that are to be refunded at year-end. As of December 31, 2016 and 2015, $0 and $329,324, respectively, of excess contributions are required to be refunded prior to December 31 of the subsequent year. These amounts were refunded to participants prior to March 15th of the year following the Plan year-end. Excess contributions are netted against participant contributions in the Statement of Changes in Net Assets Available for Benefits.

Effective January 1, 2016, the Plan implemented a Safe Harbor Match plan design which provides exemption from conducting certain non-discrimination tests and eliminates the excess contribution refunds due to these tests.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated and distributed among the participants and beneficiaries of the Plan in accordance with ERISA and the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment Valuation

Core Laboratories N.V. Common Stock and investment fund securities are valued at fair value. Core Laboratories N.V. Common Stock values are based on their quoted market prices. Investments in shares of the funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Plan's interest in the group annuity contract is valued based on the information provided by the issuer and is carried at the contract value which approximates fair value. Investments in life insurance policies are recorded at the cash surrender value of the life insurance policies, as determined by the issuer of the insurance policy, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Investment Income

Investment income includes the net appreciation or depreciation in the fair value of the Plan's fair value investments, consisting of realized and unrealized gains and losses. Dividend and interest income from investments and notes receivable from participants are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amount of net assets available for benefits and changes therein.

Plan management evaluates estimates on an ongoing basis and utilizes historical experience, as well as various other assumptions believed to be reasonable in a given circumstance, in order to make these estimates. Actual results could differ from estimates, as assumptions and conditions change.

Benefit Payments

Benefits are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

In determining fair value, the degree of judgment used to measure fair value generally correlates to the type of pricing and other data used as inputs, or assumptions, in the valuation process. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's own market assumptions using the best information available. Based on the type of inputs used to measure the fair value of the Plan's financial instruments, the Plan classifies them into the following three-level hierarchy:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•
Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities in active or inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 includes unobservable inputs which reflect the Plan's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the fair value of the assets and liabilities, the Plan generally uses two approaches, the market approach and the cost approach. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets. The cost approach is the amount that would be currently required to replace an asset and indicates the cost to the Plan to require a substitute asset.

The following is a description of the valuation methods used for assets measured at fair value at December 31, 2016 and 2015. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered Investment Companies (investment funds): The fair value of these funds is based on the daily closing price as reported by the fund (Market approach). Investment funds held by the Plan are open-end investment funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net assets value ("NAV") and to transact at that price. The investment funds held by the Plan are deemed to be actively traded.

Core Laboratories N.V. Common Stock: The fair value of this security is based on observable market quotations in an active market and is priced on a daily basis at the close of business (Market approach).

Life insurance contracts: The fair value of these contracts is based on the cash surrender value of the contracts (Cost approach).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2016 and 2015:

		Fair Value Measurement at December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Investment funds	$103,471,537	$103,471,537	$—	$—
Core Laboratories N.V. Common Stock	47,746,687	47,746,687	—	—
Life Insurance Contract	74,896	—	—	74,896
Total	$151,293,120	$151,218,224	$—	$74,896

		Fair Value Measurement at December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Investment funds	$97,844,793	$97,844,793	$—	$—
Core Laboratories N.V. Common Stock	44,582,000	44,582,000	—	—
Life insurance contract	71,329	—	—	71,329
Total	$142,498,122	$142,426,793	$—	$71,329

The following tables present the changes in fair value of the Plan's Level 3 investment assets for the years ended December 31, 2016 and 2015:

	2016	2015
Balance at January 1,	$71,329	$68,397
Interest and dividends on investments	3,567	3,398
Sales	—	(466)
Balance at December 31,	$74,896	$71,329

4.	INVESTMENTS CARRIED AT CONTRACT VALUE

Group Annuity Contract

The Plan invests in a group annuity contract with Prudential Retirement Insurance and Annuity Company ("PRIAC") with the purpose to fund the guaranteed benefits for the Plan.

The group annuity contract is fully benefit-responsive; therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Plan. Contract value, which estimates fair value, as reported to the Plan by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The concept of a value other than contract value does not apply to this insurance company issued general account backed evergreen (no maturity date) group annuity spread product. Upon a discontinuance of the contract, contract value would be paid no later than 90 days from the date notice of discontinuance is provided. This contract's operation does not have provisions to contract at a value other than contract value. The fund is not backed by specific securities but instead backed by PRIAC's general account. As a result of the contract terms, contract value approximates fair value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.50%. The crediting interest rate for the year ended December 31, 2016 was 1.65% on the participants' group annuity contract account balances. A single crediting rate is applied to all contributions made to the fund regardless of the timing of those contributions. Such interest rates are reviewed on a semi-annual basis. The average yield for the year ended December 31, 2016 was 1.65%.

5.	RISKS AND UNCERTAINTIES

The Plan provides for various investments in investment funds, a group annuity contract and Core Laboratories N.V. Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, foreign exchange, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets Available for Benefits, and the amounts reported in participant accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan received a favorable determination letter dated July 6, 2015, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter, however the Plan administrator believes that the Plan is designed and currently being operated in compliance with the Code.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides for investment in shares of Core Laboratories N.V. Common Stock, investment in funds managed by the Trustee, and a group annuity issued by the record-keeper. The Plan also allows participants to borrow from their vested balances. These transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permitted.

SUPPLEMENTAL SCHEDULE

Form 5500, SCHEDULE H, line 4i

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

Plan Number: 001
EIN: 76-0446294

(a)	(b) Identity of Issuer, Borrower, Lessor or Other Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	** (e) Current Value

*	Core Laboratories N.V.	Common Stock	$47,746,687
*	Prudential Retirement	Group Annuity Contract with a minimum crediting rate of 1.5%	50,191,768
	American Funds	Investment Fund - Washington Mutual Investors Fund - Class R-6	18,383,866
	American Funds	Investment Fund - EuroPacific Growth Fund - Class R-6	17,198,585
	American Funds	Investment Fund - The Growth Fund of America - Class R-6	16,866,385
	The Vanguard Group	Investment Fund - 500 Index Fund Signal Class	11,533,704
	RidgeWorth Investments	Investment Fund - Mid-Cap Value Equity Fund	8,196,914
	Lord Abbett & Company	Investment Fund - Developing Growth Fund - Class I	7,567,416
	PIMCO Funds	Investment Fund - Total Return Fund Institutional Class	5,715,929
	Cohen & Steers Funds	Investment Fund - Realty Shares	3,145,166
	Victory Capital Management	Investment Fund - Small Company Opportunity Fund	3,136,091
*	Participant Loans	Interest rates ranging from 4.25% to 4.50% with varying maturity dates	3,010,463
	Goldman Sachs	Investment Fund - Growth Opportunities Fund	2,708,742
	The Vanguard Group	Investment Fund - Total Stock Market Index	2,153,553
	Lazard Funds	Investment Fund - Emerging Markets Equity Portfolio Institutional Shares	2,014,848
	The Vanguard Group	Investment Fund - Small Cap Stock Index	1,881,922
	Invesco	Investment Fund - International Small Company Fund - Class R-6	1,258,295
	The Vanguard Group	Investment Fund - Mid Capitalization Index	1,201,995
	The Vanguard Group	Investment Fund - Total Stock Market Index Admiral	350,092
	Calvert Investments	Investment Fund - Calvert Social Index	91,620
	Conseco Life Insurance Company	Life Insurance Policies - Cash surrender value	74,896
	Dimensional Fund Advisors	Investment Fund - US Social Core Equity Fund	66,414
			$204,495,351

*    Represents a party-in-interest transaction.
**    Cost information is not presented because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

	By:	Administrative Committee of the
Core Laboratories Profit Sharing and
Retirement Plan

Date: June 26, 2017	By:	/s/ Richard L. Bergmark
Richard L. Bergmark
Administrative Committee Member,
Core Laboratories Profit Sharing and
Retirement Plan

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina L.L.P.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73772, 333-73774) of Core Laboratories N.V. of our report dated June 26, 2017 relating to the financial statements of Core Laboratories Profit Sharing and Retirement Plan, which appears in this Form 11-K.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 26, 2017